UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

ConvergeOne Holdings, Inc.

File No. 333-221848 - CF#36454

ConvergeOne Holdings, Inc. (formerly Forum Merger Corporation) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on January 12, 2018, as amended.

Based on representations by ConvergeOne Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through June 20, 2023
Exhibit 10.31	through June 20, 2023
Exhibit 10.32	through June 20, 2023
Exhibit 10.33	through June 20, 2023
Exhibit 10.34	through June 20, 2023
Exhibit 10.35	through June 20, 2020
Exhibit 10.36	through June 20, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary